United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011

BAYTEX ENERGY CORP.
(Translation of registrant’s name into English)

2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

The following documents attached as exhibits hereto are incorporated by reference herein:

Exhibit No.	Document
99.1	Press Release dated March 8, 2011 (Baytex Announces Fourth Quarter 2010 Results and Year-End Reserves)
99.2	Interim Unaudited Consolidated Financial Statements for the three months and the years ended December 31, 2010 and 2009
99.3	Management's Discussion and Analysis for the three months and year ended December 31, 2010
99.4	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer
99.5	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP. (Registrant)

By: /s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer

Dated: March 9, 2011